Via Facsimile and U.S. Mail
Mail Stop 6010


July 11, 2005


Mr. Don Waite
Chief Financial Officer and Secretary
Dialysis Corporation of America
27 Miller Avenue
Lemoyne, PA  17043

Re:	Dialysis Corporation of America
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-08527

Dear Mr. Waite:

      We have reviewed your response letter dated June 29, 2005 to our comment letter dated June 20, 2005 and have the following comments. Where indicated, we think you should revise your Form 10-K for the year ended December 31, 2004 in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosures to include the information you provided in response to comments one through three, the first sentence of comment four, and comments five through seven.
Regarding
comment three, please also discuss why your days sales outstanding had increased and why the aging of your receivables had deteriorated.


Item 7. Management`s Discussion and Analysis of Financial
Condition
and ..., page 36

Results of Operations, page 39

2. For all of the underlying factors that caused a material change in medical services revenues, please disclose and quantify the effect on revenue. These factors would presumably include changes based on facilities, service type, prices and volume.

Liquidity and Capital Resources, page 43

3. Please revise your discussion to address all material sources and uses of cash in your operating activities, as required by Section
IV.B. of Financial Reporting Release 72.

Aggregate Contractual Obligations, page 45

4. Please revise your table to include your acquisition liabilities, advances from parent, and expected interest payments, consistent with
Item 303(a)(5) of Regulation S-K and Financial Reporting Release
67.

Critical Accounting Policies and Estimates, page 46

5. In response to comment one, you noted that "a receivable is uncollectible when claimed as worthless and that there is no future likelihood of recovery". In response to part (b) of comment two, you noted that you took "a conservative approach" in including, in your provision for doubtful accounts, receivables where you believed delays in collection would be resolved and payments would be made. In each case, please justify how this complied with SFAS 5, including paragraphs 8, 22 and 23 of SFAS 5.

Item 15(a)(1) and (2) - Financial Statements, page F-1

Report of Independent Certified Public Accountants, page F-3

6. Please have the auditor revise their report to comply with PCAOB
Auditing Standard 1.


Notes to Consolidated Financial Statements, page F-8

7. Based on your response to comment six, it is not clear how the options meet the conditions of paragraph 10(e)(3) of SFAS 133, as the purchase price appears to be affected by EBITDA, not a specified volume of sales or service revenues. In addition, based on your response, it is unclear why it is appropriate to analogize to paragraph 11(c), as the options do not appear to represent contingent consideration. As such, please clarify these matters for us. Furthermore, as you believe the options are not subject to SFAS 133, please cite the specific literature that supports your accounting, as we had requested.

Note 1 - Summary of Significant Accounting Policies, page F-8

8. Please provide a breakdown of your medical services revenue within your financial statements, as required by paragraph 37 of SFAS
131.

Estimates, page F-8

9. Please revise your disclosures so that your financial statements no longer reference information located outside of the financial statements.

Note 10 - Acquisitions, page F-25
10. For each acquisition that resulted in the recognition of goodwill, please disclose the factors that contributed to that recognition, as required by paragraph 51(b) of SFAS 141.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or
Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


								Sincerely,


for Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Don Waite
Dialysis Corporation of America
July 11, 2005
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